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                             May 14, 2021

       Jesse Singh
       Chief Executive Officer
       The AZEK Company Inc.
       1330 W Fulton Street #350
       Chicago, IL 60607

                                                        Re: The AZEK Company
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 11,
2021
                                                            CIK No. 0001782754

       Dear Mr. Singh:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              John L. Savva